                                                                       Exhibit 1

MORGAN STANLEY

                                                        MORGAN STANLEY & CO.
                                                        INCORPORATED
                                                        1999 AVENUE OF THE STARS
                                                        LOS ANGELES, CA 90067
                                                        (310) 788-2000



                                                                    May 26, 1998


PERSONAL AND CONFIDENTIAL
-------------------------
Mr. J. Michael Jenkins
Chief Executive Officer
Boston Chicken, Inc.
14123 Denver West Parkway
Golden, CO 80401


Dear Mr. Jenkins:

Pursuant to our recent discussions, I am pleased to confirm the arrangements under which Morgan Stanley will be engaged by Boston Chicken, Inc. ("Boston Chicken" or the "Company") to assist you in the sale of common stock of Einstein/Noah Bagel Corp. ("Einstein") owned by you to a third party.

During the term of our engagement we will provide you with financial advice and assistance in connection with any sale in one or more transactions of at least 10% but less than 50% of the outstanding common stock of Einstein (a "Sale Transaction"), including advice and assistance with respect to defining objectives, identifying, contacting and eliciting responses from potential strategic and financial investors, performing valuation analysis and structuring, planning and negotiating the Sale Transaction.

Upon your request and at no additional expense, we will render a financial opinion letter in accordance with our customary practice and with respect to the consideration to be received in any Sale Transaction. The terms of our opinion and the nature and scope of any analysis and investigation we undertake in order to render such opinion shall be such as we consider appropriate in the circumstances.

In consideration of our services as set forth above, Morgan Stanley shall charge, and the Company agrees to pay, in the event of a Sale Transaction and payable at the time of any such Sale Transaction, and in any event before the closing of such Sale Transaction, a fee (the "Sale Transaction Fee") equal to
(a) $1.5 million, plus (b) 2.75% of the excess over $50 million of the Transaction Value in connection with such Sale Transaction or series of Sale Transactions in excess of $50 million, plus (c) in the event that such Sale Transaction is agreed to or publicly announced on or prior to July 6, 1998 (or, if later, within forty-five days of the first public trading day on or following your issuance of a

Mr. J. Michael Jenkins
May 26, 1998                                     MORGAN STANLEY
Page 2


press release announcing your consideration of a sale of the Einstein stock), an additional $0.5 million.

For purposes of this Agreement, "Transaction Value" means the aggregate amount of consideration received by the Company and/or its stockholders in any Sale Transaction. Any amounts to be paid contingent upon future events shall be estimated for purposes of the Sale Transaction Fee calculation at an expected value mutually agreeable to you and to us at the time of closing, except that amounts held in escrow shall be deemed paid at closing.

The provisions of the letter agreement between Morgan Stanley and Boston Chicken dated August 1, 1997 (the "Prior Boston Chicken Letter Agreement") and the letter agreement between Morgan Stanley and Einstein dated August 1, 1997 (the "Prior Einstein Letter Agreement" and, together with the Prior Boston Chicken Letter Agreement, the "Prior Letter Agreements"), except where inconsistent with the provisions of this letter agreement, shall remain in full force and effect. However, Morgan Stanley agrees that the provisions in this Agreement are the sole understanding between Boston Chicken and Morgan Stanley with respect to potential Sale Transactions, and there will be no additional compensation due to Morgan Stanley as a result of the Prior Boston Chicken Letter Agreement for any Sale Transaction or series of Sale Transactions covered by this Agreement. In addition, Morgan Stanley agrees that the full and timely payment by Boston Chicken of its obligations hereunder will release Einstein from any obligation that may arise pursuant to the Prior Einstein Letter Agreement with respect to a Sale Transaction. However, a sale by Boston Chicken - whether in a single transaction or series of transactions - of at least 50% of the share of Einstein shall continue to be governed by the terms of the Prior Letter Agreements, and any Sale Transaction Fee paid hereunder shall be credited against the compensation due under the Prior Letter Agreements for such transaction.

Any advice or opinions provided by Morgan Stanley may not be disclosed or referred to publicly or to any third party except in accordance with our prior written consent.

In addition to our fee for professional services, the Company agrees to reimburse Morgan Stanley, upon request from time to time, for all reasonable and customary out-of-pocket expenses incurred by Morgan Stanley in connection with Morgan Stanley's services hereunder (including reasonable fees and disbursements of counsel and other professional advisors retained by Morgan Stanley with the consent of the Company, travel costs and document production costs) up to $50,000, after which the Company's consent shall be required.

Morgan Stanley will act under this letter agreement as an independent contractor with duties solely to Boston Chicken. Because we will be acting on your behalf in this

Mr. J. Michael Jenkins
May 26, 1998                                     MORGAN STANLEY
Page 3


capacity, it is our practice to receive indemnification. A copy of our standard indemnity form is attached to this letter.

Please note that Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking, financing and financial advisory services. In the ordinary course of our trading, brokerage and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of Boston Chicken or any other company that may be involved in any transaction.

If, in connection with this assignment, Boston Chicken effects a repurchase of or a public sale or private placement of equity, preferred or debt securities or Boston Chicken effects real estate financings, asset or property sales, and Boston Chicken requires investment banking services in connection therewith, Boston Chicken agrees to offer to retain Morgan Stanley on mutually agreeable terms to assist it with such transaction. In addition, if in connection with this assignment Boston Chicken effects any interest rate, equity-related or currency hedges or currency conversions, including but not limited to currency transactions on a spot or forward basis and currency options, Boston Chicken agrees to offer to retain Morgan Stanley on mutually agreeable terms to assist it with such transaction.

Our services hereunder may be terminated with or without cause by you or by us at any time and without liability or continuing obligation to you or to us (except for any compensation earned and expenses incurred by us to the date of termination and except, in the case of termination by you, for our right to fees pursuant to this letter for any Sale Transactions effected within twelve months of the date of such termination) and provided that the indemnity provisions will remain operative regardless of any such termination.

Morgan Stanley and Boston Chicken (on its own behalf and, to the extent permitted by law, on behalf of its shareholders) each waives any right to trial by jury in any action, claim, suit or proceeding with respect to Morgan Stanley's engagement as financial advisor or its role in connection herewith.

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York applicable to agreements made and to be performed therein, without regard to the conflicts of laws provisions thereof.

Mr. J. Michael Jenkins
May 26, 1998                                     MORGAN STANLEY
Page 4


If the terms of our engagement as set forth in this letter are satisfactory, kindly sign the enclosed copy of this letter and indemnification form and return them to us.

We look forward to working with Boston Chicken on this very important assignment.


                                           Very truly yours,



                                           MORGAN STANLEY & CO. INCORPORATED


                                           By:    /s/ Charles S. Hilliard
                                              -------------------------------
                                              Charles S. Hilliard
                                              Principal


Accepted:

BOSTON CHICKEN, INC.


By:     /s/ Michael R. Daigle
        -----------------------------------------

Title:  Senior Vice President and General Counsel
        -----------------------------------------

Date:   5/27/98
        -----------------------------------------

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036

Gentlemen:

     This letter will confirm that we have engaged Morgan Stanley & Co. Incorporated to advise and assist us in connection with the matters referred to in our letter agreement dated May 26, 1998 (the "Engagement Letter"). In consideration of your agreement to act on our behalf in connection with such matters, we agree to indemnify and hold harmless you and your affiliates and your and their respective officers, directors, employees and agents and each other person, if any, controlling you or any of your affiliates (you and each such other person being an "Indemnified Person") from and against any losses, claims, damages or liabilities related to, and arising out of or in connection with the engagement (the "Engagement") under the Engagement Letter, and will reimburse each Indemnified Person for all expenses (including fees and expenses of counsel) as they are incurred in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation or proceeding related to, arising out of or in connection with the Engagement, whether or not pending or threatened and whether or not any Indemnified Person is a party. We will not, however, be responsible for any losses, claims, damages or liabilities (or expenses relating thereto) that are finally judicially determined to have resulted from the bad faith or gross negligence of any Indemnified Person. We also agree that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to us for or in connection with the Engagement except for any such liability for losses, claims, damages or liabilities incurred by us that are finally judicially determined to have resulted from the bad faith or gross negligence of such Indemnified Person.

     We will not, without your prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claims, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Person from any liabilities arising out of such action, claim, suit or proceeding. No Indemnified Person seeking indemnification, reimbursement or contribution under this agreement will, without our prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit, investigation or proceeding referred to in the preceding paragraph.

     If the indemnification provided for in the first paragraph of this agreement is judicially determined to be unavailable (other than in accordance with the terms hereof) to an Indemnified Person in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such Indemnified Person hereunder, we shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (and expenses relating thereto) (i) in such proportion as is appropriate to reflect the relative benefits to you, on the one hand, and us, on the other hand, of the Engagement or (ii) if the allocation provided by clause
(i) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (i) but also the relative fault of each of you and us, as well as any other relevant equitable considerations; provided, however, in no event shall your aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by you under the Engagement Letter. For the purposes of this agreement, the relative benefits to us and you of the Engagement shall be deemed to be in the same proportion as (a) the total value paid or contemplated to be paid or received or contemplated to be received by us or our stockholders, as the case may be, in the transaction or transactions that are the subject of the Engagement, whether or not any such transaction is consummated, bears to (b) the fees paid or to be paid to you under the Engagement Letter.

     The provisions of this agreement shall apply to the Engagement and any modification thereof and shall remain in full force and effect regardless of any termination or the completion of your services under the Engagement Letter.

     This agreement and the Engagement Letter shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts executed in and to be performed in that state.

                                           Very truly yours,

                                           Boston Chicken, Inc.
                                           ----------------------------

                                           By /s/ Michael R. Daigle
                                             --------------------------
                                              Senior Vice President and
                                                General Counsel
Accepted:

       MORGAN STANLEY & CO. INCORPORATED


       By
         --------------------------------

Date:                                                                     9/95